March 3, 2009
By Fax and Edgar

Celeste M Murphy
Legal Branch Chief
Securities and Exchange Commission
Fax:           703-813-6986

Re: Neonode Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2009
File No. 0-08419

Dear Ms. Murphy:

Neonode Inc. ("Neonode") has asked us to respond to the Commission’s comment dated February 27, 2009.  Per the instructions in your letter, we have further amended Neonode's Preliminary Proxy Statement on Schedule 14A and have tracked all changes in the edgarized document for ease of review.  The following is a response to the Commission’s comment:

If you have any question regarding this response or need additional information, please contact this office at (718) 360-5351.

1.           We note your response to comment two from our letter dated February 20, 2009.  Please note that we have tried calling the telephone number contained in your revised information statement on several occasions and we cannot reach either an individual or a voicemail system.  We further note that the telephone number disclosed on your website for your New York office does not appear to be correct and when we have called the telephone number disclosed on your website for your California office we have been unable to reach an individual or a voicemail system.  Please disclose a telephone number that investors can use to contact the company in order to request copies of information that has been incorporated by reference into your proxy statement.  See Note D(2) to Schedule 14A.

Response:  Neonode has changed the telephone number provided in the proxy statement to (925) 229-2125, Neonode's California telephone number.   Neonode will update the website to replace the existing telephone number with this telephone number.  David Brunton, the Chief Financial Officer of Neonode, will be receiving calls and monitoring messages at this telephone number. Investors who wish to request copies of the documents that have been incorporated by reference into Neonode's proxy statement may contact Neonode via this number.

Sincerely,

Steve Kronengold

cc:	Mr. Per Bystedt, Chief Executive Officer of Neonode Inc. – email Jessica Plowgian, Securities and Exchange Commission, Division of Corporation Finance, Attorney-Adviser - Edgar